EUGENIC CORP.
1 King Street West, Suite 1505
Toronto, Ontario, Canada M5H 1A1

July 14, 2009

VIA EDGAR AND OVERNIGHT COURIER 202.551.3745

H. Roger Schwall
Assistant Director
Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010

Re:	Eugenic Corp. Amendment No. 1 to Registration Statement on Form 20-F Filed June 9, 2009 File No. 0-53646

Dear Mr. Schwall:

Eugenic Corp., an Ontario, Canada corporation (the “Company”), pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”), hereby submits via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form 20-F (File No. 0-53646) (the “Registration Statement”), including certain exhibits thereto.

By letter dated June 29, 2009 (the “Comment Letter”) from H. Roger Schwall, Assistant Director, the Company was informed of the comments of the Staff with respect to Amendment No. 1 to the Registration Statement.  In addition to responding to the Staff’s comments, the Company has amended the Registration Statement to update certain other information contained in the Registration Statement.  Set forth below are the Staff’s comments, indicated in bold, together with responses thereto by the Company.

Form 20-F/A-1 filed June 9, 2009

General

1.
We note that you disclose the preparation of your financial statements in accordance with U.S. GAAP would not have resulted in differences in your financial statements prepared using Canadian GAAP at page 6 of your amended Form 20-F. Please provide similar disclosures as required by Item 17(c)(2), pertaining to differences between Canadian and U.S. GAAP in your interim financial statements.

Note 2 of the interim financial statements for the six months ended February 28, 2009 has been amended to include the required disclosure.

2.	Please assure that you include the tandy representations that appear at the end of our letter.

The required tandy representations are included below.

Property, Plants and Equipment, page 19

3.	The safe harbor contained in the Private Securities Litigation Reform Act of 1995 is not available for initial public offerings. Please revise your disclosure accordingly.

The safe harbor reference has been deleted.

In responding to your comments we acknowledge that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the changes in the accompanying Amendment No. 2 and the explanations contained in this letter will be considered by the Staff to be satisfactory responses to the comments contained in the Comment Letter.  If the Staff has any questions or comments with respect to the changes made to the Registration Statement by the Amendment, please contact me at (416) 364-4039.

Sincerely,

EUGENIC CORP.

By: /s/ Sandra Hall
Name:  Sandra Hall
Title:  President